

Texas Karne, LLC.

Financial Statements

(With Independent Accountants' Review Report)

July 31, 2019



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
Texas Karne, LLC.:

We have reviewed the accompanying financial statements of Texas Karne, LLC (the "Company"), which comprise the balance sheet as of July 31, 2019, and the related statements of operations, changes in members' equity and cash flows for the period from January 4, 2019 ("Inception") through July 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that Texas Karne, LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Texas Karne, LLC be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
September 3, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

TEXAS KARNE, LLC
Balance Sheet
July 31, 2019
(unaudited)

Assets		
Current assets:		
Cash and cash equivalents	$	5,903
Prepaid expenses		29,000
Total current assets		34,903
Deposit		29,000
Total assets	$	63,903
Members' equity		
Members' equity		63,903
Total members' equity	$	63,903

The notes to the financial statements are an integral part of this statement.

TEXAS KARNE, LLC
Statement of Operations
For the period from January 4, 2019 ("Inception") through July 31, 2019
(unaudited)

Revenues	$	-
Operating expenses		
Professional fees		4,834
Total operating expenses		4,834
Loss before income taxes		(4,834)
Net loss	$	(4,834)

The notes to the financial statements are an integral part of this statement.

TEXAS KARNE, LLC
Statement of Changes in Members' Equity
For the period from January 4, 2019 ("Inception") through July 31, 2019
(unaudited)

Balance at January 4, 2019	$	-
Cash contributions from members		68,737
Net loss		(4,834)
Balance at July 31, 2019	$	63,903

`

The notes to the financial statements are an integral part of this statement.

TEXAS KARNE, LLC

Statement of Cash Flows

For the period from January 4, 2019 ("Inception") through July 31, 2019

(unaudited)

Cash flows from operating activities:		
Net loss	$	(4,834)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Prepaid expenses		(29,000)
Security deposits		(29,000)
Net cash used in operating activities		(62,834)
Cash flows from financing activities:		
Cash contributions from members		68,737
Net cash provided by financing activities		68,737
Net increase in cash and cash equivalents		5,903
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	5,903

The notes to the financial statements are an integral part of this statement.

Note 1 – Nature of Business

Texas Karne, LLC ("the Company") was formed as a limited liability Company under the laws of the state of Texas on January 4, 2019 ("Inception").

The Company, is a hospitality group that specializes in Korean cuisine, and is in the process of opening a restaurant that will operate as a steakhouse. The restaurant has not launched; therefore, the Company has minimal operations since inception through July 31, 2019.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's future prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern for the next twelve months following the financial statements date is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Revenue will be recognized when the delivery of promised goods matches the amount of consideration expected in exchange for the goods.

Income taxes
The Company allocates taxable income or loss to members in accordance with their respective percentage ownership of the limited liability company. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
The Plan has evaluated subsequent events through September 3, 2019, the date the financial statements were available for issuance.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts with customers to provide goods and services. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. ASU 2014-09 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2018. The new standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The modified retrospective approach requires that the new standard be applied to all new and existing contracts as of the date of adoption, with a cumulative catch-up adjustment recorded to the opening balance of retained earnings at the effective date for existing contracts that still require performance by the entity. Under the modified retrospective approach, amounts reported prior to the date of adoption will be presented under existing guidance. ASU 2014-09 also requires entities to disclose both quantitative and qualitative information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company has not yet determined the impact of adopting the standard on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The standard requires lessees to recognize a lease liability and a lease asset for all leases including operating leases, with a term greater than 12 months on its balance sheet. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15t, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluation the effect of these provisions on the Company's consolidated financial statements.

Note 4 – Members' Capital

In January 2019, the members signed an Operating Agreement (the "Agreement") to set forth the terms for the management of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
The members shall manage the Company. The five founders of the Company shall be entitled to vote in 23.5%, 23.5%, 23.5%, 23.5%, and 6% proportion.

Distributions
Distributions of profits or losses shall be determined on an annual basis and allocated by the Company to the members based on each member's capital interest in the Company.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 5 – Commitments and Contingencies

Lease
On January 16, 2019, the Company entered into a facility lease with a third party. The lease is expected to commence in April 2020 and expires on April 16, 2026. The approximate future minimum lease payments under all lease commitments as of the date of the Independent Accountants' Review Report is as follows:

Year ended July 31		
2020	$	354,900
2021		360,428
2022		367,935
2023		375,623
Thereafter		889,975
Total minimum lease payments		2,348,861

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management

The Company will maintain various forms of insurance that the Company's management believes will be adequate to reduce the exposure to business risks to an acceptable level.

Note 6 – Crowdfunding agreement

On July 16, 2019, the Company entered into an agreement with NextSeed Securities, LLC ("the Portal") to offer up to $1,000,000 of financial interests through an offering to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.